

July 8, 2010

Patricio Eduardo Damm Van Der Valk
Consul General of the Republic of Chile
886 United Nations Plaza, Suite 601
New York, New York 10017

Re: Republic of Chile ("Chile")
Registration Statement under Schedule B
Filed June 15, 2010
File No. 333-167534

Dear Sir:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Chile refers to the recent global financial crisis at several points in the registration statement. Where material, please discuss the impact of the global financial crisis on the Chilean economy and any initiatives the Chilean government has implemented to combat the effects of the crisis.

2. Where appropriate, please discuss any material impact that Argentina's default and recent restructuring of its sovereign debt has had on Chile's economy.

   .

Recent Political History, page 8

    3. Please supplementally advise as to the status of President Piñera's divestiture of his assets in LAN Airlines.

Earthquake and Tsunami of February 27, 2010, page 13

    4. The regions referenced by Roman numeral in the second paragraph appear not to have been previously described. Please clarify where these regions are located through verbal description or map labeling.

    5. In the fifth paragraph on page 13, please explain the kinds of damage that have been included in the $21 billion in "[t]otal infrastructure damage" that have been excluded from the $10.6 billion in "public infrastructure" damage.

    6. We note recent press accounts indicating that the Chilean Senate has rejected the proposed changes to the mining royalty calculation (see the last bullet point on page 13). Please update the registration statement to reflect any recent developments on this issue and discuss, where appropriate, alternative sources of funding for the reconstruction effort if the royalty changes are not passed.

Recent Macroeconomic Performance, page 16

    7. The first sentence of this section is not clear. Please clarify when the recession referenced in the first sentence under this heading occurred, or, alternatively, expand the date range to include 1999.

Fiscal Plan 2009, page 16

    8. We note the reference to the stimulus plan aimed at boosting employment. Please provide the unemployment rate prior to the fiscal stimulus plan or a cross-reference to another part of the registration statement where this information is provided.

Principal Sectors of the Economy, page 20

    9. Please discuss any material impact of the recent earthquake and tsunami on each of the sectors or subsectors discussed in this section, citing quantitative data on material decreases or expected decreases in output or productive capacity where possible.

Fishing, page 22

10. Please revise to include the full name for the acronym ISA (Infectious Salmon Anemia).

11. Please briefly expand the discussion of the ISA outbreak by quantifying its impact on Chile's aquacultural output and discussing whether practices that may have contributed to the outbreak, such as crowding and high antibiotic levels, have been addressed.

12. Please address the environmental concerns that have been raised surrounding salmon farming in Chile and the specific measures that the government has taken to address them, including any measures that have been undertaken to protect the marine environment.

Mining, page 22

13. Noting that Codelco accounted for 33% of Chile's 2009 copper output, please explain why Codelco, compared to private mining, contributed twice as much to government revenue in 2009, as indicated on page 23.

14. Please revise the discussion of the mining royalty in the second paragraph on page 23 to clarify the relationship between the 42% rate referenced in the third sentence and the lower rates described in the first sentence. Also, please clarify whether the tax is imposed on both domestic and foreign mining companies.

Manufacturing Sector, page 23

15. On the table on page 23, please briefly explain the 2008 to 2009 year-over-year declines in output for each of the rows that show such a decline.

16. Please provide quantitative data to support the statement, made in the first paragraph under the table on page 24, that exports of manufactured food products have grown significantly in the past decade.

Poverty, Income Distribution, and Social Reforms, page 35

17. Please quantify the value of the "basket of minimum subsistence goods" that is used to measure poverty and extreme poverty.

Capital Account, page 41

18. Please explain the volatility in the capital account from 2005-2008 as mentioned on page 42.

Foreign Direct Investment, page 48

19. Please explain the exclusion of data relating to foreign investment made pursuant to the Central Bank's Compendium of Foreign Exchange Regulations, even though it appears investment pursuant to those regulations accounts for a greater proportion of FDI than investment pursuant to Decree Law 600.

Exchange Rate Policy, page 53

20. Please clarify what the "Argentine crisis" mentioned in the second to last line on page 53 refers to (e.g. the Argentinean sovereign debt default).

Money Supply, page 55

21. In the "Monetary Aggregates" table in the middle of page 56, please clarify the definitions of the terms "M1," "M2," and "M3."

Financial Sector, page 57

22. Please briefly expand on the derivatives transactions that Chilean banks have been allowed to operate in since 2007, as mentioned on page 58.

23. We note that several of the largest private sector banks in Chile are affiliated with Spanish banks. In light of this, please discuss the impact or expected impact of the European sovereign debt crisis and the recent downgrading of Spain's sovereign debt rating on Chile's financial sector and economy more generally.

Second Capital Markets Reform, page 62

24. Please clarify what is meant by "regulated netting in derivatives" as used on page 63.

Other legal improvements to financial markets, page 64

25. Please clarify the meaning of the statement that "[t]he law…relaxed the possibility of investing in derivatives and high yield instruments."

Public Sector Finances, page 71

26. Please explain the 2008 to 2009 year-over-year decline in revenues shown in the table on page 77, addressing the decline in net taxes and copper revenues specifically.

Codelco, page 83

27. We note recent press accounts indicating that President Piñera's government is open to listing a small stake in Codelco. If material, please briefly discuss any impact such a partial privatization of Codelco would have on Codelco's operations or Chilean public finances.

28. Please disclose the number of employees of Codelco.

Enami, page 85

29. Please explain the meaning of "dependent-mining sector" under the "Smelters and Refinery" subheading on page 85.

2010 Budget, page 85

30. Please explain the basis of the copper price, internal demand, GDP, and inflation assumptions mentioned in the first paragraph under the table on page 86.

Central Government Internal Bonds, page 91

31. Please explain why Chile issued significantly more treasury bonds in the local market in 2008 and 2009 compared to previous years.

Total Consolidated Non-Financial Public Enterprises Internal and External Debt, page 93

32. Please correct the number of the footnote in the "Financial Assets" row in the table on page 93.

33. Please explain the 2008 to 2009 year-over-year increase in debt in pesos shown in the bottom table on page 94. Additionally, footnote 4 seems to be missing from the table. Please revise.

Meetings, Modifications, and Amendments, page 102

34. As we note that the payment terms may be modified by holders of 75% of the outstanding debt securities, please include a reference to a "collective action clause."

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to

Republic of Chile
July 8, 2010
6

our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

 We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please direct any questions about these comments to me at (202) 551-3450.

 Sincerely,

 Michael Coco
 Senior International Counsel

Sent via facsimile:
William F. Gorin
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999